Exhibit 99.1

NORD ANGLIA EDUCATION, INC.
KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL INFORMATION —
REVISED BASIS OF PRESENTATION OF REGIONAL DATA

As a result of our growth in each of the Middle East and South East Asia, we will report key operating data and supplementary financial information separately for the Middle East and South East Asia commencing with the first quarter of fiscal 2016.  The table below presents our key operating data and supplementary financial information for each of the first three quarters of fiscal 2015 after giving effect to our new basis of presentation.

	Q1FY15	Q2FY15	Q3FY15
	(unaudited)	(unaudited)	(unaudited)
Full-time equivalent students (average for the period)(1)
China	5,158	5,207	5,300
Europe	4,587	4,617	4,654
Middle East	4,176	4,363	4,453
Southeast Asia	3,195	5,476	6,682
North America	2,783	2,807	2,843
Total	19,899	22,470	23,932

Capacity (average for the period)(2)
China	7,756	7,756	7,756
Europe	6,084	6,084	6,084
Middle East	5,251	5,251	5,251
Southeast Asia	3,736	9,037	11,688
North America	3,760	3,760	3,760
Total	26,587	31,888	34,539

Utilization (average for the period)(3)
China	67%	67%	68%
Europe	75%	76%	76%
Middle East	80%	83%	85%
Southeast Asia	86%	61%	57%
North America	74%	75%	76%
Total	75%	70%	69%

Revenue per FTE (in $ thousands)(4)
China	10.7	10.0	10.0
Europe	8.6	8.2	8.0
Middle East	4.6	4.7	4.8
Southeast Asia	5.0	5.2	5.1
North America	7.6	7.7	7.7
Total	7.6	7.2	7.0

(1)  We calculate average FTEs for a relevant period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Q1FY15	Q2FY15	Q3FY15
	(unaudited)	(unaudited)	(unaudited)
	(in $ millions)
Revenue (segment)
Premium Schools
China	55.0	52.1	53.2
Europe	39.3	38.1	37.4
Middle East	19.3	20.7	21.2
Southeast Asia	15.9	28.5	33.9
North America	21.1	21.6	21.9
Total Premium Schools	150.6	161.0	167.6
Other	3.6	3.2	2.4
Total Revenue	154.2	164.2	170.0

Adjusted EBITDA (segment)

Premium Schools
China	26.7	24.9	25.8
Europe	7.7	8.1	7.5
Middle East	3.4	4.5	4.3
Southeast Asia	4.9	10.6	10.6
North America	7.6	7.5	8.2
Total Premium Schools	50.3	55.6	56.4
Other	0.6	0.2	0.3
Central and regional expenses	(7.4)	(7.4)	(6.6)
Adjusted EBITDA	43.5	48.4	50.1

We use EBITDA and Adjusted EBITDA as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. EBITDA and Adjusted EBITDA are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA and Adjusted EBITDA presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of EBITDA and Adjusted EBITDA

	Q1FY15	Q2FY15	Q3FY15
	(unaudited)	(unaudited)	(unaudited)
	(in $ millions)
Profit for the period	15.0	19.7	17.9
Income tax expense	6.0	7.1	6.7
Net financing expense	6.5	6.9	9.0
Exceptional items(1)	0.7	2.0	1.8
Amortization	2.9	4.1	4.6
Depreciation	7.6	7.2	7.9
EBITDA	38.7	47.0	47.9

Loss on disposal of property, plant and equipment	0.2	0.1	0.1
FX loss/(gain)(2)	4.0	0.6	(0.2)
Share based payments(3)	0.6	0.7	0.9
Julliard roll-out program(4)	—	—	0.2
China expat taxes(5)	—	—	1.1
Other	—	0.0	0.1
Adjusted EBITDA	43.5	48.4	50.1

(1)             Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs.

(2)             Represents foreign currency translational loss/(gain) primarily associated with our inter-company balances.

(3)             Represents non-cash charges associated with equity investments in our company by members of management.

(4)             Represents costs associated with rolling-out the Julliard program to the pilot schools.

(5)             Represents costs associated with expat taxes levied on teacher salaries relating to the period prior to the year ended August 31, 2014.